
March 1, 2021

Brendan Kennedy
Chief Executive Officer
Tilray, Inc.
1100 Maughan Road
Nanaimo, British Colombia V9X 1J2

> **Re: Tilray, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2021**
> **File No. 001-38594**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, Filed February 19, 2021

General

1. We note that on pages 157-158 none of the filings that Tilray incorporates by reference are hyperlinked, and Aphria incorporates by reference its SEDAR filings instead of its EDGAR filings. Please revise to include hyperlinks to the filings incorporated by reference by both parties, and ensure the Aphria filings are incorporated by reference from EDGAR. Refer to Exchange Act Rule 12b-23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Hambelton, Esq.